UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

DIGITAL THEATER SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

25389G 102 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 25389G102	13G	Page 2 of 8 Pages

1.	Name of Reporting Person SS or I.R.S. Identification No. of above person Universal City Studios LLLP

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power NONE 6. Shared Voting Power 1,154,715 7. Sole Dispositive Power NONE 8. Shared Dispositive Power 1,154,715

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,715

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 Approximately 6.76%

12.	Type of Reporting Person* PN

CUSIP No. 25389G102	13G	Page 3 of 8 Pages

1.	Name of Reporting Person SS or I.R.S. Identification No. of above person Vivendi Universal Entertainment LLLP

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power NONE 6. Shared Voting Power 1,154,715 7. Sole Dispositive Power NONE 8. Shared Dispositive Power 1,154,715

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,715

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 Approximately 6.76%

12.	Type of Reporting Person* HC, PN

CUSIP No. 25389G102	13G	Page 4 of 8 Pages

1.	Name of Reporting Person SS or I.R.S. Identification No. of above person Vivendi Universal S.A.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power NONE 6. Shared Voting Power 1,154,715 7. Sole Dispositive Power NONE 8. Shared Dispositive Power 1,154,715

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,715

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 Approximately 6.76%

12.	Type of Reporting Person* HC

Page 5 of 8 Pages

SCHEDULE 13G

Item 1.	(a)	Name of Issuer

Digital Theater Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

5171 Clareton Drive, Agoura Hills, California 91301

Item 2.	(a)	Name of Person Filing

Universal City Studios LLLP Vivendi Universal Entertainment LLLP Vivendi Universal S.A.

	(b)	Address of Principal Business Office or, if none, Residence

Universal City Studios LLLP

Vivendi Universal Entertainment LLLP

– 100 Universal City Plaza, Universal City, California 91608

Vivendi Universal S.A.

– 42 avenue de Friedland, 75380 Paris, Cedex 08, France

	(c)	Citizenship

Universal City Studios LLLP Vivendi Universal Entertainment LLLP – Delaware Vivendi Universal S.A. – France

	(d)	Title of Class of Securities

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

	(e)	CUSIP Number

25389G102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially Owned

579,890 shares of Common Stock and warrants to purchase an additional 574,825 shares of Common Stock.

Page 6 of 8 Pages

(b) Percent of Class

Approximately 6.76%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote None

(ii) Shared power to vote or to direct the vote 1,154,715

(iii) Sole power to dispose or to direct the disposition of None

(iv) Shared power to dispose or to direct the disposition of 1,154,715

Instruction: For computations regarding securities which represents a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Exhibit A.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Universal City Studios LLLP		Vivendi Universal Entertainment LLLP

By:	/s/ Karen Randall	By:	/s/ Karen Randall

Name:	Karen Randall	Name:	Karen Randall
Title:	Executive Vice President and General Counsel	Title:	Executive Vice President and General Counsel

Vivendi Universal S.A.

By:	/s/ George E. Bushnell, III

Name:	George E. Bushnell, III
Title:	Vice President

Page 7 of 8 Pages

SCHEDULE 13G

EXHIBIT A

MEMBERS OF FILING GROUP

Universal City Studios LLLP

Vivendi Universal Entertainment LLLP

Vivendi Universal S.A.

Universal City Studios LLLP is wholly owned by its general partner, USI-UCS Holdings LLLP (“USI-UCS”); USI-UCS is wholly owned by its general partner, Vivendi Universal Entertainment LLLP (“VUE”); VUE is owned 74.77% by USI Entertainment Inc. (“USIE”) and 25.23% owned by other entities; USIE is owned 91.507% by Universal Studios, Inc. (“USI”) and 8.493% by USA Networks Partner, Inc. (“USA Partner”); USA Partner is a wholly owned subsidiary of USI; USI is a wholly owned subsidiary of Universal Studios Holding III Corp. (“Holding III”); Holding III is a wholly owned subsidiary of Universal Studios Holding II Corp. (“Holding II”); Holding II is a wholly owned subsidiary of Universal Studios Holding I Corp. (“Holding I”); Holding I is 92.341% owned by Vivendi Universal Holding IV Corp. (“VU Holding IV”) and 7.659% owned by a non-affiliated entity; VU Holding IV is a wholly owned subsidiary of Vivendi Communications North America, Inc. (“VCNA”); VCNA is 91.20% owned by Vivendi Universal Holding I Corp. (“VU Holding I”) and 8.80% owned by Centenary Holdings III PLC, a wholly owned subsidiary of Centenary Holdings Limited (“Centenary Holdings”); VU Holding I and Centenary Holdings are wholly owned subsidiaries of Vivendi Universal Holding II Corp. (“VU Holding II”); VU Holding II is a wholly owned subsidiary of Centenary Investments Inc. (“CII”); CII is a wholly owned subsidiary of Vivendi Universal Canada Inc. (“VU Canada”); VU Canada is 89.778% owned by Vivendi Universal Holdings Company (“VUHC”) and 10.222% by Vivendi Universal Exchangeco Inc.; VUHC is 99.990% owned by Vivendi Universal Holding S.A.S. (“VU Holding”) and 0.010% by SPC S.A.S. (“SPC”); VU Holding is a wholly owned subsidiary of SPC; SPC is a wholly owned subsidiary of Vivendi Universal S.A.

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G amendment in connection with their beneficial ownership of the Common Stock of Digital Theater Systems, Inc.

Universal City Studios LLLP

Dated: February 13, 2004	/s/ Karen Randall

By: Karen Randall
Title: Executive Vice President and General Counsel

Vivendi Universal Entertainment LLLP

Dated: February 13, 2004	/s/ Karen Randall

By: Karen Randall
Title: Executive Vice President and General Counsel

Vivendi Universal S.A.

Dated: February 13, 2004	/s/ George E. Bushnell, III

By: George E. Bushnell, III
Title: Vice President